COMPLIANCE WITH KRX DISCLOSURE REQUIREMENT
Regarding Establishment of 2nd Steelworks in India

At the Global Investors Meet, which was held in June 2010 in Bangalore, India, POSCO signed a Memorandum of Understanding with the Government of Karnataka, together with other major steel producers, for the development of an integrated steel mill in the State of Karnataka (“Project”).

At the present, POSCO has not made any decisive plans to implement the Project due to the fact that the Government of Karnataka has yet to confirm certain investment plans for the Project. In accordance with the disclosure requirements under the Korea Exchange regulations, POSCO will promptly disclose any material information regarding the Project when such information is made available.